UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 6)

ROSETTA STONE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
 (360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 262,627 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 262,627; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 642,426 common shares (2.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 642,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 642,426; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 2.9%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 47,630 common shares (0.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 47,630; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.2%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 952,683 common shares (4.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 952,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 952,683; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.3%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 47,630 common shares (0.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 47,630; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.2%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 952,683 common shares (4.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 952,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 952,683; for all reporting persons as a group, 952,683 shares (4.3%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 4.3%; for all reporting persons as a group, 4.3%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the "Common Stock") of Rosetta Stone Inc., ("RST" or the "Company") previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively, the "Schedule 13D"), by supplementing such Items with the information below.
The names of the persons filing this Amendment (collectively, the "Reporting Persons") are:  The D3 Family Fund, L.P. (the "Family Fund"), The D3 Family Bulldog Fund, L.P. (the "Bulldog Fund"), The DIII Offshore Fund, L.P. (the "Offshore Fund"), Nierenberg Investment Management Company, Inc. ("NIMCO"), Nierenberg Investment Management Offshore, Inc. ("NIMO") and David Nierenberg ("Mr. Nierenberg").

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 22,299,301 Shares outstanding as of October 27, 2017 which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 262,627 Shares, constituting approximately 1.2% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 642,426 Shares, constituting approximately 2.9% of all of the outstanding Shares.
As of the close of business on the date hereof, the Offshore Fund individually beneficially owned 47,630 Shares, constituting approximately 0.2% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 952,683 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 4.3% of all of the outstanding Shares.
By virtue of its relationship with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 47,630 Shares owned by the Offshore Fund, constituting approximately 0.2% of all of the outstanding Shares.
By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 952,683 Shares beneficially owned by NIMCO and NIMO, constituting approximately 4.3% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 952,683 Shares, constituting approximately 4.3% of the outstanding Shares.
 (b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 262,627 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 642,426 shares of Common Stock held by the Bulldog Fund.
The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 47,630 shares of Common Stock held by the Offshore Fund.
(c)  During the past sixty (60) days the following sale of Shares of Common Stock were made by the Reporting Persons named below in open market transactions:
Fund	Transaction Date	Shares Sold	Price
D3 Family Fund LP	11/28/2017	24,859	12.06
D3 Family Bulldog Fund LP	11/28/2017	48,695	12.06
DIII Offshore Fund LP	11/28/2017	4,232	12.06
D3 Family Fund LP	11/29/2017	12,901	11.99
D3 Family Bulldog Fund LP	11/29/2017	31,559	11.99
DIII Offshore Fund LP	11/29/2017	2,340	11.99
D3 Family Fund LP	11/30/2017	20,790	11.97
D3 Family Bulldog Fund LP	11/30/2017	50,854	11.97
DIII Offshore Fund LP	11/30/2017	3,770	11.97

(e) The Reporting Persons ceased to be beneficial owner of more than five percent of the outstanding Shares on November 30, 2017.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

December 1, 2017          By: /s/ David Nierenberg
-------------------------                                                                          -------------------------------------------
                       David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management
Offshore, Inc.

Its: General Partner
December 1, 2017          By: /s/ David Nierenberg
-------------------------                                                                          -------------------------------------------
                       David Nierenberg, President

Nierenberg Investment Management
 Company, Inc.

December 1, 2017          By: /s/ David Nierenberg
-------------------------                                                                          -------------------------------------------
                       David Nierenberg, President

Nierenberg Investment Management
  Offshore, Inc.

December 1, 2017         By: /s/ David Nierenberg
-------------------------                                                                          -------------------------------------------
                        David Nierenberg, President

 December 1, 2017                                                                             /s/ David Nierenberg
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                                                                                                                  David Nierenberg